Exhibit 6.9

OPTION AGREEMENT

This Option Agreement (the “Agreement”) is entered into on November 15, 2015 by and between Os New Horizon — Personal Computing Solutions Ltd., a company incorporated under the laws of the State of Israel (the “Company”), and Arbel, Braun, Landau — Attorney at Law, with residence at 3 Shalem St., Ramat Gan, Israel (the “Lawyers”) and shall become effective on the date first above written (the “Effective Date”).

Whereas	The Lawyers had provided and provide the Company with legal services; and

Whereas	The Company wishes to grant the Lawyers with an option to purchase up to 36,500 ordinary shares of the Company (the “Options”), subject to the terms set forth in this Agreement.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1.	Grant of Options: The Company hereby grants the Lawyers, subject to a proper resolution by the board of directors of the Company (the “Board”), which shall be taken within 30 days after the Effective Date, with the Options, subject to the following terms and conditions:

1.1.	Half of the Options (18,250) shall be fully vested and exercisable at the Effective Date. The remaining half of the Options (18,250) shall vest six (6) months after the Effective Date.

1.2.	Any vested Options may be exercised no longer than December 31, 2018. Following the lapse of such period, all remaining and unexercised Options will terminate immediately.

1.3.	The Options shall be exercised at an exercise price per share equal to the par value of the Company’s ordinary shares.

1.4.	In the event of a liquidation or dissolution of the Company, a Change of Control or an IPO, the Lawyers shall have fourteen (14) days from the Company’s notice (and in any case prior to the execution of such event) to exercise any vested and unexercised Options by giving notice in writing to the Company of their intention to so exercise. Upon the expiration of such fourteen (14) days period, all remaining and outstanding Options will terminate immediately.

1.5.	The Shares issuable to the Lawyers upon exercise of the Options, shall be issued and held jointly by the following names:

Ory Arbel, holding Israeli ID number: 034536631.

Neati Braun, holding Israeli ID number: 035780030.

Assaf Landau, holding Israeli ID number: 037691573.

1.6.	The Shares issuable to the Lawyers upon exercise of the Options, as described above, shall confer upon the Lawyers the same rights and preferences as set forth in the Company’s Articles of Association, as may be in effect from time to time. The Shares into which the Options are exercisable shall be subject to adjustments due to any stock split, stock combination, allocation of bonus shares, dividend distribution (if applicable) and similar recapitalization events.

1.7.	The Board may, at its sole discretion, determine that part or all of the outstanding Options held by the Lawyers shall be replaced by options of any Related Company.

“Related Company” shall refer to any subsidiaries and/or affiliated companies of the Company.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Os Ne Horizon — Personal Computing Solutions. Ltd.

By:	/s/ Gila Fish
Name:	Gila Fish
Title:	CEO

The Lawyers
By: